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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 34867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019851

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH, D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus, Ohio 43287
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia G Chin (614) 480-4514
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

1100 Huntington Center, 41 South High Street, Columbus, Ohio 43215
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Annual Audited Report

The Huntington Investment Company

December 31, 2001

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE — December 31, 2001

The Huntington Investment Company
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Raymond T. Klosz
The Huntington Investment Company
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

Board of Directors
and Stockholder of The Huntington Investment Company

We have audited the accompanying statement of financial condition of The Huntington Investment Company, a wholly owned subsidiary of The Huntington National Bank, as of December 31, 2001. This statement of financial condition is the responsibility of the management of The Huntington Investment Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2002

The Huntington Investment Company

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 665,620
Money market investments	25,061,874
Deposits with clearing organizations	50,000
Receivables from clearing and other organizations	3,457,888
Income taxes receivable from parent	1,283,862
Other assets	144,245
Total assets	$30,663,489
Liabilities and stockholder's equity	
Accrued expenses	$ 3,959,515
Payable to parent	2,438,010
Total liabilities	6,397,525
Stockholder's equity:	
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	24,165,964
Total stockholder's equity	24,265,964
Total liabilities and stockholder's equity	$30,663,489

See accompanying notes.

The Huntington Investment Company

Notes to Financial Statements

December 31, 2001

1. Organization and Summary of Significant Accounting Policies

Background

The Huntington Investment Company (HIC), a wholly owned subsidiary of The Huntington National Bank (HNB), is a registered securities broker/dealer. HNB is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI).

Under clearing agreements, National Financial Services LLC (NFS) clears transactions primarily for HIC's retail customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS.

Accounting for Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis. During the year ended December 31, 2001, no material differences resulted from recognizing securities transactions and commission revenue and expense on the settlement date basis, rather than on the trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Cash Segregated Under SEC Regulation

Cash of $111,047 at December 31, 2001, has been segregated in "Special" bank accounts for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Income Taxes

HIC is included in the consolidated federal income tax return of HBI. Under its tax sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI. Income taxes paid to HBI by HIC during 2001 were approximately $2,940,143.

At December 31, 2001 and 2000, HIC had a total of deferred tax assets of $1,006,314 and $796,316, respectively, and deferred tax liabilities of $70,583 and $45,421, respectively. Deferred tax primarily relates to employee benefit expenses, depreciation of fixed assets and state tax expenses. At December 31, 2001, deferred taxes are included in the income tax receivable from parent.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under (SEC) rule 15c3-1, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2001, HIC had net capital of $19,183,391 or an excess of $18,756,890 over required net capital of $426,501. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2001, the percentage of aggregate indebtedness to net capital was 33%.

5. Related Party Transactions

HBI and related entities provide certain operational and administrative support to HIC. In addition, HNB provides office space and equipment to HIC. HIC was charged $7,974,258 and $1,477,108 respectively for these services during 2001. Employees of HIC participate in the employee benefit programs of HBI. HIC was charged $1,107,927 during 2001 for these benefits. In addition, officers and other key employees of HIC also are covered under HBI's stock option plans.

Cash held in accounts of bank affiliates totaled $665,620 at December 31, 2001.